Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

						(Unaudited)
						Nine months ended
	Year ended December 31					September 30
	2007	2008	2009	2010	2011	2011	2012
Earnings
Pre-tax income	105,415	69,397	(18,121)	(40,380)	12,141	1,511	27,686

Fixed charges	39,926	42,193	35,756	33,284	32,988	24,729	26,910

Capitalized interest amortization	—	—	—	88	88	66	66

Less:
Interest capitalized	—	—	442	176	128	22	197

Total earnings	145,341	111,590	18,077	(6,832)	45,345	26,328	54,859

Fixed Charges
Interest expense	36,771	38,255	31,339	29,076	28,727	21,607	23,668

Interest capitalized	—	—	442	176	128	22	197

Portion of rent estimated to represent the interest factor	3,155	3,938	3,975	4,032	4,133	3,100	3,045

Total fixed charges	39,926	42,193	35,756	33,284	32,988	24,729	26,910

Ratio (A)	3.64	2.64	—	—	1.37	1.06	2.04

(A)	Due to the registrant’s loss, the ratio coverage was less than 1:1 in 2009 and 2010.
To achieve a coverage ratio of 1:1, the registrant would need additional pre-tax earnings of $17,679, and $40,116 in 2009 and 2010, respectively.